* KW 3/12

15048593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive, Suite 209
(No. and Street)

Plainview	New York	11803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman 516 349 5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPA's LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Avenue, Suite 550	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YVETTE WERTHNER
Notary Public, State of New York
No. 01WE6247668
Qualified in Suffolk County
Commission Expires August 29, 2015

BRISTOL FINANCIAL SERVICES, INC

DECEMBER 31, 2014

TABLE OF CONTENTS

Independent Auditors' Report

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bristol Financial Services, Inc.
Plainview, New York 11803

We have audited the accompanying statement of financial condition of Bristol Financial Services, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended December 31, 2014. Accordingly, we express no opinion on them.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bristol Financial Services, Inc., as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
February 20, 2015

BRISTOL FINANCIAL SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash eequivalents	$ 107,033
Due from clearing firm	65,021
Fixed assets at cost, less accumulated depreciation of $46,357	1,620
Other assets	212,205
Total assets	$ 385,879
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 52,106
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	25,000
Additional paid-in capital	116,201
Retained earnings	192,572
Total stockholders' equity	333,773
Total liabilities and stockholders' equity	$ 385,879

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Bristol Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance. The business operates from an office located in Plainview, New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Depreciation and amortization

Fixed assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over 36 months. Depreciation and amortization expense for the year ended December 31, 2014 totaled $3,261.

Uncertain tax position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and cash equivalents

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's stockholders include the operations of the Company in their individual income tax returns. The Company pays state franchise tax, when applicable.

3. RELATED PARTY TRANSACTIONS

The Company at times is advanced money by its stockholders or other stockholder owned entities on a short-term basis. At December 31, 2014, there was no money due to stockholders or stockholder owned entities.

4. FIXED ASSETS

Fixed assets at December 31, 2014 consisted of:

Furniture and fixtures	$ 26,048
Computer equipment	21,929
	47,977
Less: accumulated depreciation and amortization	(46,357)
Fixed assets, net of accumulated depreciation and amortization	$ 1,620

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $119,949, which exceeded the required minimum net capital of $5,000 by $114,949. Aggregate indebtedness at December 31, 2014 totaled $52,106. The Company's percentage of aggregate indebtedness to net capital was 43%.

6. OTHER ASSETS

As of December 31, 2014, other assets primarily consisted of fees and commissions receivable from mutual funds and variable annuities in the amount of $168,295.

7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2014 are approximately as follows:

For the Years Ending December 31:	Amount
2015	$ 79,270
2016	33,501
	$ 112,771

Occupancy expense for the year ended December 31, 2014 was $76,626.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.